MORSE, ZELNICK, ROSE & LANDER
A    L I M I T E D    L I A B I L I T Y    P A R T N E R S H I P
405 PARK AVENUE
NEW YORK, NEW YORK 10022-4405
212 838 1177

February 1, 2006

Mark P. Shuman. Esq.
Branch Chief – Legal
Mail Stop 4561
Securities and Exchange Commission
Washington. D.C. 20549

Re: Sona Mobile Holdings Corp.

(1)	Registration Statement on Form SB-2 File No. 333-130461 (the ‘‘Registration Statement’’)

(2)	Form 10-KSB for the fiscal year ended March 31, 2005 Form 10-QSB for the quarter ended June 30, 2005 Form 10-QSB for the quarter ended September 30, 2005 File No. 0-12817

Dear Schuman:

On behalf of the referenced issuer (the ‘‘Issuer’’), we are electronically filing Amendment No. 1 to the Registration Statement and are sending you by overnight courier three copies of Amendment No. 1 marked to show changes from the original Registration Statement. This letter also responds to your letter of comments, dated January 13, 2006. as to the referenced documents filed with Commission by the Issuer. Our responses are keyed to your comments in the order in which they appear in your letter of comments. In order to facilitate your review we have incorporated your comments in bold into this response letter.

Form SB-2

General

1. Comment: Please note that you should update your current business information in Edgar to reflect your recent name and address change.

Response: The Issuer has updated its current business information in Edgar as requested.

2. Comment: You should also update the prospectus to reflect your December 20, 2005 change to the stock symbol ‘‘SNMB.’’

Response: The prospectus has been updated as requested.

Where You Can Find More Information, page 52

3. Comment: Item 101(c) of Regulation S-B requires you to disclose certain information regarding reports to security holders. We note you include the information required by Item 101(c)(3) in this section. However, you should update your disclosure to provide the new location of the Public Reference Room (Room 1580, 100 F Street, N.E, Washington, DC 20549). Please also revise to provide the disclosure required by Items 101(1) and (2).

Response: This section of the prospectus has been revised as requested.

4. Comment: You disclose that statements contained in the prospectus regarding the contents of any contract or documents attached as an exhibit are not necessarily complete and that each statement is qualified in all respects by the actual contents of the contract or document referred to. Such qualification is not appropriate since the description of material contracts in the prospectus should be materially complete without reference to the underlying document. Please revise.

Response: This section of the prospectus has been revised as requested.

Financial Statements

Consolidated Statements of Operations and Comprehensive Loss, page F-3

5. Comment: We note your discussion of results of operation of the nine months ended September 30, 2004 and 2005. It appears that your consolidated statement of operations Data for the nine months ended September 30, 2004 and 2005 should be included here as well. Please revise or advise.

Response: The consolidated statement of operations for the nine months ended September 30, 2004 and 2005 has been included as requested.

Form 10-KSB for the fiscal year ended March 31, 2005

Item 8A. Disclosure of Controls and Procedures, page 10

6. Comment: Please revise to state, if true, that your CEO and CFO/COO concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and that information required to be disclosed in the reports you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure. This comment also applies to your Item 3 disclosure on page 22 of the Form 10-QSB for the quarter ended June 30, 2005.

Response: An amendment of the Issuer’s Form 10-KSB Annual Report for the fiscal year ended March 31, 2005 is being filed with the Commission to effect the requested revision of Item 8A of such report and an amendment of the Issuer’s Form 10-QSB Quarterly Report for the quarter ended June 30, 2005 is being filed with the Commission to effect the requested revision of Item 3 of such report.

Changes in Internal Controls, page 10

7. Comment: Please tell us whether there were changes to your internal controls over financial reporting that occurred during your last fiscal quarter that materially affected, or were reasonably likely to materially affect, your internal controls over financial reporting. Please confirm that you will take this comment into consideration in preparing your future Item 308(c) disclosure.

Response: The Issuer has informed us that were no changes to the Issuer’s internal controls over financial reporting that occurred during the fiscal quarter ended March 31, 2005 that materially affected, or were reasonably likely to materially affect, the Issuer’s internal controls over financial reporting. On behalf of the Issuer, we confirm that the Issuer will take the above comment into consideration in preparing its future Item 308(c) disclosure.

Form 10-QSB for the quarter ended September 30, 2005

Item 3. Disclosure of Controls and Procedures, page 22

8. Comment: Tell us what consideration, if any, you gave to the untimely filing of this report in evaluating the effectiveness of your disclosure controls and procedures given that one aspect of effective disclosure controls and procedures is that reports be filed within the time periods required by the Commission’s rules and forms.

Response: The Issuer has informed us that it considered the untimely filing of its Form 10-QSB Quarterly Report for the quarter ended June 30, 2005 in evaluating the effectiveness of its disclosure controls and procedures. After considering that the untimely filing was caused by the inability of the Issuer’s financial and accounting staff to timely prepare the Issuer’s quarterly financial statements because of a disruption of such staff resulting from the departure of its chief financial officer, the engagement of a new chief financial officer and the consequent reorganization of such staff under the new chief financial officer during the time period in which such financial statements would ordinarily have been timely prepared, the Issuer’s chief executive officer and chief financial concluded that such disruption was a one-time extraordinary event and that its disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports the Issuer files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules.

Changes in Internal Controls, page 22

9. Comment: Please tell us whether there were changes to your internal controls over financial reporting that occurred during your last fiscal quarter that materially affected, or were reasonably likely to materially affect, your internal controls over financial reporting. This comment also applies to your Item 3 disclosure on page 22 of the Form 10-QSB for the quarter ended June 30, 2005. Please confirm that you will take this comment into consideration in preparing your future Item 308(c) disclosure.

Response: The Issuer has informed us that were no changes to the Issuer’s internal controls over financial reporting that occurred during the fiscal quarters ended June 30, 2005 and September 30, 2005, respectively, that materially affected, or were reasonably likely to materially affect, the Issuer’s internal controls over financial reporting. On behalf of the Issuer, we confirm that the Issuer take will take the above comment into consideration in preparing its future Item 308(c) disclosure.

Very truly yours,
Morse, Zelnick, Rose & Lander LLP
/s/Joel J. Goldschmidt